Filed by Sysco Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Sysco Corporation (Commission File No. 001-06544)

Date: April 28, 2026

The following is an excerpt relating to the pending acquisition of Jetro Restaurant Depot by Sysco Corporation (“Sysco”) from a transcript of the earnings call held by Sysco on April 28, 2026.

Before turning the call over to Brandon, I want to highlight some of the key points tied to our previously announced agreement to acquire Jetro Restaurant Depot, the leading cash-and-carry food service supplier in the United States, as well as provide a brief update on the recent performance of that business. The acquisition of Restaurant Depot is a bold new chapter of proﬁtable growth for Sysco, one that creates a combined company that is expected to grow faster, be more proﬁtable, and return more value to shareholders than a standalone Sysco.

Most importantly, we will increase our ability to help save restaurants money with a more eﬃcient buying program, and by expanding Restaurant Depot's low-cost leader format to 125-plus net new geographies over time. Our two companies are better together, and our end customers will beneﬁt. The cash-and-carry channel is large, growing, and resilient, with an approximately $60 billion to $70 billion total addressable market. Restaurant Depot is the leader in the channel, with a best-in-class format that serves smaller customers that are seeking value, freshness, and convenience.

Restaurants tend to choose which channel they prefer ﬁrst, and they select a business partner within their channel. Customers seeking savings and the ability to pay with cash or a credit card ﬁnd the Restaurant Depot one-stop shopping environment very compelling. Sysco serves a larger customer that is seeking delivery and the support of an in-person sales colleague. These customers desire the convenience of delivery and the high-touch service that comes with our dedicated and well-trained sales force. Our sales consultants provide restaurant advice, culinary suggestions, and even menu price optimization suggestions. The minimal overlap between these two customer types creates clear separation between the two channels. With that said, our new company will be able to serve more restaurant operators, reach more purchasing occasions, and provide savings to more customers when we are a combined entity.

From a ﬁnancial perspective, Sysco will gain access to a large, resilient, and growing new channel of customers that is entirely local. I'd like to spend some time sharing initial examples of how our two companies will be better together, increasing enterprise proﬁtability and improving how we serve local customers. The ﬁrst beneﬁt is in purchasing eﬃciency. We will deliver $250 million of net cost synergies through the transaction. I want to be very clear that we do not intend to reduce headcount at either company as a result of the transaction. The cost synergies will come from buying products and services more cost-eﬀectively than we do today. By combining our volumes, we can be more eﬃcient for Sysco and for our supplier community. As a result, we will buy better. We are extremely conﬁdent in our ability to deliver against this cost reduction target.

The second beneﬁt will be generated through revenue synergies across two companies. As I said in the deal announcement, revenue synergies beyond opening new stores are not included in the accretion targets of the deal model. But ﬁrst, let me address the new store opening opportunity. We have completed a thorough analysis of the geographic white space opportunity for new Restaurant Depot locations, and we are very conﬁdent in our ability to open ﬁve to six net new stores per year for the next 25 years. Or stated diﬀerently, we are extremely conﬁdent that the core U.S. market can easily accommodate 125 net new Restaurant Depot locations over time.

Many of these locations can be served directly by Restaurant Depot's eﬀective and eﬃcient supply chain. And select new store locations will be enabled by leveraging Sysco's vast inbound supply chain capabilities. By opening 125 net new Restaurant Depot locations, we will bring the low-cost leader format of restaurant supplies to more customers, saving tens of thousands of restaurants money, and we will create thousands of new jobs in the process.

The opening of these ﬁve to six new stores per year is included in our modeled assumptions to support Restaurant Depot's core revenue growth. Beyond opening new stores, I would like to highlight additional vectors of growth enabled by our combination. The upside from these concepts is not included in the accretion ﬁgures that we have shared with you. The ﬁrst example is cross-selling each other's expansive product assortments.

Restaurant Depot has a compelling opening price point product line that has been developed across decades. There are many Sysco delivery customers that would like to buy these products, and they would like to have them delivered on their existing Sysco order. For instance, a customer could be buying premium protein and premium produce, but they are less particular on select frozen products. Oﬀering these delivery customers a lower price tier of merchandise would equate to incremental cases on existing deliveries. Those that know this industry well understand that the most proﬁtable case is the incremental case added to an existing delivery. To avoid trade-down cannibalization, we can target customers with personalized oﬀers and provide those oﬀers to customers who are not buying from within a given product category.

Next up is an even bigger idea. Sysco's primary delivery customer receives approximately two deliveries per week. Running a restaurant is a dynamic business, and our customers often run out of products between their Sysco deliveries. Sysco today does not have a cost-eﬀective solution to meet those spur-of-the-moment needs, and as a result, our customers are forced to take action on their own, and oftentimes are buying items across a wide array of retail options. By partnering with Restaurant Depot, Sysco's sales colleagues will be better able to solve the need it now customer scenario. Concepts like click-and-collect or same day delivery from Restaurant Depot's locations would be a tool in our sales team's arsenal to meet these customers' needs. As we continue to open new stores, the Restaurant Depot store location will become an increasingly convenient asset to be leveraged.

One more example is how Sysco can help Restaurant Depot customers. As small customers ﬁnd success in their business, they oftentimes open a second or a third location. By partnering with Sysco, Restaurant Depot can provide these growing customers' seamless engagement across the two purchasing channels, delivery from Sysco when they want it and cost savings at the store when they have time to shop for themselves. We will develop a loyalty program that rewards our customers, big and small, for the incremental purchases that they make across our multi-channel format. Buy more, save more. It will be simple to understand and we will reward customers for purchasing growth regardless of channel.

By combining Sysco and Restaurant Depot, our business will be able to provide the type of service a customer is looking for when they need it at a price point they desire to pay. Together, we will become a nationwide omni-channel food service provider that grows our business proﬁtably. This transaction meaningfully expands our penetration of the local customer segment, the most proﬁtable segment in food service. Restaurant Depot's business is 100% local. The acquisition is expected to increase Sysco's local revenue by 1.5x, increasing our enterprise margins.

Lastly, as I mentioned on the announcement call, cash-and-carry is a very resilient channel. During every economic downturn, cash-and-carry has taken share from the overall market. Why?

Because restaurant operators seek to save money in those times, and Restaurant Depot is their 100% best way to save money while getting everything they need in a one-stop shopping environment. Gaining access to cash-and-carry increases Sysco's proﬁtability and resilience. Any transaction of this size does come with integration risks, risks that we will carefully manage through a talented integration management oﬃce.

Most importantly, Restaurant Depot will be run as a standalone segment within broader Sysco. It will continue to be run by Richard Kirschner, its long-time CEO, and Richard's existing and talented leadership team. They will make all key decisions on how the cash-and-carry business will be run. There will be limited technology integration as Restaurant Depot is a retail stores business.

There's no need for us to rip and replace key enterprise software that successfully runs Restaurant Depot today.

From a culture perspective, our two companies are excited for how we can work together and engage on what I call pull, not push, growth opportunities. Sysco will help Restaurant Depot on topics where we can help, like opening new store locations. And Restaurant Depot will most certainly be able to help Sysco better serve that need-it-now customer purchasing occasion. As I said in my introduction, the new company will grow sales faster, be more proﬁtable, and will return more value to our shareholders than a standalone Sysco.

As Brandon will explain in a few moments, the deal is immediately accretive and is in the top quartile of deals from a year one and year two earnings accretion perspective. In a moment, Brandon will explain our commitment to quickly reduce our debt level.

In summary, this transaction is good for our shareholders in the short, medium, and longer-term time horizons. Looking ahead, we understand that investors want to learn about Restaurant Depot, including how Restaurant Depot is performing. We expect the deal to close by approximately Q3 of ﬁscal 2027. Between now and then, we will provide periodic updates on the performance of Restaurant Depot. To that end, we have been advised by Restaurant Depot that in their most recently completed calendar quarter, their volume growth was approximately 4%, and their operating margins were in-line with expectations.

In closing, I want to reiterate that we are encouraged by the strong results of our core business. Our leadership team is committed to delivering at least 2.5% local case growth in the fourth quarter and adjusted EPS results at the high end of our annual guidance range. We will continue to deliver strong results as we prepare to create a bold new chapter of growth with Restaurant Depot as a part of the broader Sysco family.

With that, I'd now like to turn the call over to Brandon. Brandon, over to you.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “believes,” “anticipates,” “forecasts,” “intends,” “seeks,” “aims,” “plans,” “assumes,” “estimates,” “projects,” “should,” “would,” “could,” “may,” “will,” “shall” or variations of such words are generally part of forward-looking statements. Forward-looking statements are not historical facts. They are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Sysco Corporation (“Sysco”) and its consolidated subsidiaries. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the expected timing and completion of the proposed transaction, the anticipated benefits of the proposed transaction (including synergies), and plans and expectations for the combined company, including regarding its results of operations and financial conditions, leadership composition, share repurchases, dividend level, credit ratings and leverage ratio, as well as statements regarding Sysco’s future financial performance and results, including its expectations regarding its future growth, including growth in sales and earnings per share, and other statements that are not historical facts. All such forward-looking statements are not a guarantee of future performance and are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the parties, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the transaction; the possibility that any of the anticipated benefits and projected synergies of the transaction will not be realized or will not be realized within the expected time period; unforeseen or unknown liabilities; Sysco’s ability to raise debt on favorable terms or at all; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; credit ratings decline of the combined company following the proposed transaction; the outcome of any legal proceedings that may be instituted against New Slider Holdco, Inc., Sysco or their directors; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the risk that the proposed transaction and its announcement could have an adverse effect on the market price of the common stock of Sysco; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain business, contractual or operational relationships, on the parties’ operating results and businesses generally; certain restrictions during the pendency of the transaction that may impact Sysco’s and Jetro Restaurant Depot’s ability to pursue certain business opportunities or strategic transactions; and the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control, as well as the impact of geopolitical, economic and market conditions and developments, including changes in global trade policies and tariffs; risks related to Sysco’s business initiatives; periods of significant or prolonged inflation or deflation and their impact on Sysco’s product costs and profitability generally; risks related to Sysco’s efforts to implement its transformation initiatives and meet its other long-term strategic objectives; risk of interruption of supplies and increase in product costs; risks related to changes in consumer eating habits; and the impact of natural disasters or adverse weather conditions, public health crises, adverse publicity or lack of confidence in Sysco’s products, and product liability claims. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in these forward-looking statements. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein. For more information on these risks and other concerning factors that could cause actual results to differ from those expressed or forecasted, see Sysco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

This communication may include certain measures which are not presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), including free cash flow, that we believe provide important perspective with respect to underlying business trends. Non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Management believes that adjusting GAAP metrics to remove certain specified items provides an important perspective with respect to our underlying business trends and results. Non-GAAP measures provide meaningful supplemental information to both management and investors that (1) are indicative of the performance of the company’s underlying operations and (2) facilitate comparisons on a year-over-year basis. Non-GAAP measures should not be considered in isolation or as an alternative to GAAP measures, and should be considered only as a supplement to, and not as superior to, GAAP measures.

IMPORTANT INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Sysco may cause New Slider Holdco, Inc. to file with the SEC a registration statement on Form S-4 that will include a prospectus of New Slider Holdco, Inc. (the “prospectus”). After the registration statement has been declared effective, Sysco will mail the prospectus to its stockholders. BEFORE MAKING ANY INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF SYSCO ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus, any amendments or supplements thereto and other documents containing important information about Sysco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by Sysco will be available free of charge under the “Investors” section of Sysco’s website located at investors.sysco.com.

NO OFFER OR SOLICITATION

This communication is not intended and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.